UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):     ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form 10-N-SAR
     ☐ Form N-CSR
     For Period Ended:
     ☐ Transition Report on Form 10-K
     ☐ Transition Report on Form 20-F
     ☐ Transition Report on Form 11-K
     ☐ Transition Report on Form 10-Q
     ☐ Transition Report on Form N-SAR
     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

This notification relates to the report on assessment of compliance with the servicing criteria and related accountants’ attestation report of Yale Mortgage Corp., which are required to be filed as exhibits to the annual report on form 10-K with respect to the Issuing Entity.

PART I - REGISTRANT INFORMATION

Bayview Financial Mortgage Pass-Through Trust 2006-D

(Issuing Entity)

Bayview Financial Securities Company, LLC

(Exact Name of Depositor as Specified in its Charter)

Bayview Financial, L.P.

(Exact Name of Sponsor as Specified in its Charter)

Bayview Financial Securities Company, LLC

Full Name of Registrant

Former Name if Applicable

4425 Ponce de Leon Blvd, 4th Floor

Address of Principal Executive Office (Street and Number)

Coral Gables, Florida 33146

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The annual report on Form 10-K that is the subject of this notification was required to include a report on assessment of compliance with the servicing criteria and related accountants’ attestation report of Yale Mortgage Corp., as Subservicer for Bayview Financial Loan Servicing, LLC. Yale Mortgage Corp. has advised the registrant that Yale and its auditors have not completed the required report and attestation, and that they are working diligently to complete the report and attestation promptly.

(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Jason Somerville        (305)              341-5536_______________
(Name)          (Area Code)          (Telephone Number)

(2)  Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     YES ☒      NO ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?    YES ☐      NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Bayview Financial Securities Company, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 30, 2007     By /s/ Jason Somerville

Name: Jason Somerville
Title: Vice President